Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FIRST QUARTER ENDED
OCTOBER 30, 2021

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – December 8, 2021 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the first quarter ended October 30, 2021.

First Quarter Highlights
•Net income of $7.3 million, an increase of 118% compared to $3.4 million in the first quarter of the prior year
•Same store sales increased 2.3%; on a two-year stacked basis same store sales increased 9.1%
•Same store digital sales were flat; on a two-year stacked basis same store digital sales increased 153%

First Quarter of Fiscal 2022 Results
Sales were $494.2 million in the 13 weeks ended October 30, 2021 compared to $490.1 million in the 13 weeks ended October 24, 2020. Sales increased due to an increase in same store sales of 2.3% partially offset by the closure of the Silver Spring, Maryland store in February 2021. Increases in transaction counts were partially offset by decreased basket sizes and same store digital sales were flat as we cycled against the initial months following the COVID-19 outbreak in our trade area. Food inflation and increased Supplemental Nutrition Assistance Program ("SNAP") benefits continue to positively impact sales.
New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 28.36% in the 13 weeks ended October 30, 2021 compared to 28.15% in the 13 weeks ended October 24, 2020 due primarily to increased departmental gross margin percentages (.68%), a favorable change in product mix (.08%) and lower promotional spending (.03%) partially offset by increased warehouse assessment charges from Wakefern (.57%). Department gross margins increased due primarily to pricing initiatives and improvements in commissary operations.
Operating and administrative expense as a percentage of sales decreased to 24.54% in the 13 weeks ended October 30, 2021 compared to 25.37% in the 13 weeks ended October 24, 2020. The decrease in Operating and administrative expenses is due primarily to lower payroll costs (.89%) and less advertising spending (.11%) partially offset by increased external fees and transportation costs associated with digital sales (.16%). Payroll costs decreased due to productivity initiatives and labor shortages despite minimum wage and demand driven pay rate increases.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards,

Exhibit 99.1

processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended
	October 30, 2021	October 24, 2020

Sales	$494,211	$490,136

Cost of sales	354,031	352,173

Gross profit	140,180	137,963

Operating and administrative expense	121,283	124,363

Depreciation and amortization	8,335	8,714

Operating income	10,562	4,886

Interest expense	(970)	(987)

Interest income	976	891

Income before income taxes	10,568	4,790

Income taxes	3,240	1,430

Net income	$7,328	$3,360

Net income per share:
Class A common stock:
Basic	$0.56	$0.26
Diluted	$0.50	$0.23

Class B common stock:
Basic	$0.37	$0.17
Diluted	$0.37	$0.17

Gross profit as a % of sales	28.36%	28.15%
Operating and administrative expense as a % of sales	24.54%	25.37%